October 21, 2010

Mr. Jeffrey Sears
Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	US1 Industries, Inc.
Form 10-K: For the fiscal year ended December 31, 2009
Filed March 16, 2010
Form 10-Q: For the quarterly period ended June 30, 2010
Filed August 10, 2010
File No. 001-08129

Ladies & Gentlemen:

On behalf of US 1 Industries, Inc. (the 'Company'), we are providing responses to the Staff's comment letter dated September 21, 2010. The comments relate to the Company's Form 10-K for the year ended December 31, 2009 and the Company’s Form 10-Q for the quarterly period ended June 30, 2010. In this letter, references to "we" refer to the Company. To facilitate your review, the Staff's comments have been reproduced, with the Company's response following each comment.

Form 10-K: For the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Comment #1.

Based upon your statements of cash flows for fiscal years 2009, 2008, and 2007, it appears that advances recorded as "other receivables" and "notes receivable," as well as the collection of such receivables, can result in material fluctuations in your reported cash flows from operating activities. For example, we note that aggregate changes in the aforementioned receivable balances appear to have resulted in net operating cash inflows of approximately $723,550 for fiscal year 2009, as compared to net operating cash outflows of approximately $681,203 for fiscal year 2008. Furthermore, given that it is common for you to report a cash deficit balance (as noted in our comment above), it would appear that the activity related to other receivables and notes receivables, including the actual or expected timing of collections, could materially impact your company’s current or future liquidity.

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Despite the observations cited above, we note that cash inflows and outflows attributable to other receivables and notes receivables were not addressed in your comparative discussion and analysis of cash flows from operations included in the "Liquidity and Capital Resources" section of your Form lO-K. We also note that even though you do acknowledge the changes in cash flows related to other receivables and notes receivables in your "Liquidity and Capital Resources" disclosure provided in the Form 10-Q for the quarterly period ended June 30, 2010, you do not discuss the factors or circumstances that result in the issuance of the underlying cash advances and/or notes to owner operators and agents. In this regard, please expand your discussion of cash flows from operations to disclose gross cash disbursements and gross cash receipts attributable to "other receivables" and "notes receivables," as well as the reasons for material changes thereto. As part of your expanded please specifically discuss the expected timing of collections of the aforementioned receivable balances and the known or potential effects on your company's liquidity. In addition, given that a portion of your notes receivable balance has been classified as long-term, consider whether it would be appropriate to provide a table that discloses the expected periods of collection for the outstanding notes receivable balance and revise your disclosure, as appropriate. Please provide your proposed expanded disclosure as part of your response.

Response:

Other receivables consist of advances made to owner operators as a normal part of our business cycle. Such balances are issued and collected on a weekly cycle. Thus, we do not believe disclosure of the gross “ins” and “outs” of these transactions would be meaningful.

Notes receivable represent advances made to agents and owner operators as part of our normal business operations. Based on the staff’s comment, we will prospectively add disclosure to our footnote disclosure related to notes receivable in our 2010 year end financial statements to disclose future maturities by year.

Prospectively, we also will add additional disclosure to Liquidity and Capital Resources to address the Staff’s comment related to this matter, such as:

“Activity from Other Receivables provided cash of $0.2 million during fiscal 2009 compared to using cash of $0.3 million during fiscal 2008.  Generally other receivables primarily consist of owner operator advances associated with the daily operations of the Company.  Advances are generally issued to provide the owner operators with the fuel and other resources needed to complete the movement of a load or multiple loads.  These advances are issued and collected on a weekly cycle and the balances are affected by the timing of the advance as well as the settlement of the owner operator where the advance is collected back.  Owner operator settlements are the weekly process of paying for the loads that have been completed.  The change from 2008 to 2009 is a reflection of the timing of owner operator settlements that result in collection of the advances.  During 2009 more advances were collected due to the year ending on a Thursday, while 2008 ended on a Wednesday resulting in the other receivables being higher.

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Activity from Notes Receivable provided cash of $0.5 million during fiscal 2009 compared to using cash of $0.4 million during fiscal 2008.  The Company, through its subsidiaries, periodically makes advances under notes receivable to certain agents and owner operators in the normal course of business.  Notes may be issued for a number of reasons, but typically to provide capital for business expansion and this is the main reason for material changes in the balance of notes receivable.  For the period ending December 31, 2009 gross disbursements for notes receivable were $1.3 million compared to $2.0 million for the period ending December 31, 2008.  For the period ending December 31, 2009 gross receipts for notes receivable were $1.0 million compared to $1.1 million for the period ending December 31, 2008.”

Comment #2.

We note that while Note 5 to your fiscal year 2009 financial statements quantifies the portion of your notes receivable balance that has been reported within "other receivables;"and Note 6 quantifies the related party receivable balance included therein, the footnotes to your financial statements do not provide any discussion of the remaining portion of your other receivables balance. In this regard, we note that notes receivables and related party receivables only appear to comprise approximately 35.3% and 52.7% of the other receivables balances reported at December 31, 2009 and December 31, 2008, respectively. Furthermore, we note that other receivables represented the second largest asset balance presented on the face of your balance sheet at December 31, 2009, as well as at each of your subsequent quarterly period balance sheet dates. Based upon our observations, we believe that it may be appropriate for you to provide additional disclosure regarding your other receivables in the footnotes to your financial statements. For example, we believe that it may be meaningful to disclose the terms under which you advance funds to independent owner-operators and agents. In this regard, you should discuss (i) whether advances are typically recovered through the receipt of cash or the receipt of services from such parties, or both, (ii) whether interest is earned on the advances, (iii) the range of maturity dates related to the advances (i.e., if defined), and (iv) the average period over which the outstanding receivables can be expected to be recovered. Furthermore, we believe that it may be appropriate to discuss the reasons(s) for material fluctuations in your reported other receivables balance, such as the significant increase experienced between December 31, 2009 and June 30, 2010. In this regard, it may also be meaningful to provide a roll-forward of the balance, which separately discloses new advances, collections/recoveries, and/or write-offs. Please expand the footnotes to your financial statements as appropriate, or advise. In addition, please provide your proposed expanded disclosure as part of your response.

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Response:

Prospectively, we will add additional footnote disclosure to address the Staff’s comment related to this matter, such as:

December 31, 2009 10K

The Company, through its subsidiaries, makes advances reported under Other Receivables to owner operators and agents in the normal course of business.  Generally the largest contributor to change in Other Receivables is owner operator advances associated with the daily operations of the Company.  These advances typically are collected each week during the settlement process.  Owner operator settlements are the weekly process of paying for the loads that have been completed. The advances do not earn interest.  The balance of these advances was $4.4 million and $4.7 million at December 31, 2009 and December 31, 2008, respectively.

June 30, 2010 10Q

The Company, through its subsidiaries, makes advances reported under Other Receivable to owner operators and agents in the normal course of business.  Generally the largest contributor to change in other receivables is owner operator advances associated with the daily operations of the Company.  These advances typically are collected each week during the settlement process. Owner operator settlements are the weekly process of paying for the loads that have been completed.  The advances do not earn interest.  The balance of these advances was $5.4 million and $4.4 million at June 30, 2010 and December 31, 2009, respectively.  The increase in advances is a result of increased load activity at some of the Companies subsidiaries.

We also have considered the Staff’s suggestion that we consider adding a roll forward of such balances to our filings. Based on the short term nature and turnover of these receivables we do not feel such a roll forward would be meaningful.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Notes 4.  Acquisitions

Comment #3.

We note that the purchase agreement related to your acquisition of ARL provides for the prior shareholder of ARL to receive up to an additional $2.9 million in cash consideration ("earn out payments"), if ARL achieves certain revenue and earnings goals through 2012. We also note that $2.2 million of the additional cash consideration remains available to be earned under that agreement. Per Section 2.3 of the acquisition agreement, it appears that that $2.0 million of the earn out consideration that was originally available to be paid to the prior shareholder of ARL was to be earned based upon a formula provided in your agreement. This formula provides for an annual earn out payment that equals 20% of the dollar amount by which ARL's actual EBIDTA exceeds certain EBITDA targets that were established for fiscal years 2009 through 2012, up to a maximum earn out payment of $500,000 for each year. In this regard, we note that the structure of the earn out payment arrangement may, in substance, be reflective of a profit sharing arrangement. As such, please tell us and disclose how you plan to account for any earn out consideration that you may be required to pay through 2012. As part of your response, please provide a detailed explanation of the consideration that you have given to the guidance outlined in EITF 95-8 and paragraph 34 of SFAS No. 141, upon determining your intended accounting treatment for any contingent consideration that may be paid.

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Response:

In reviewing the appropriate accounting for the earn out related to the ARL acquisition, management  considered the provisions of EITF 95-8 and paragraph 38 of SFAS No. 141 and determined that this contingent consideration would be additional purchase consideration based upon the following factors:

1) Employment Status - There is no continuing employment agreement and no Non-Compete agreement that was included as part of the purchase completed by US 1 of ARL Transport, LLC (“ARL”) and the sellers.  As such, payments would continue to sellers, even if employment were terminated for any reason.

2) Level of Compensation – The seller’s salary for 2007 was $150,000, which was consistent with that of the CEO and CFO of US 1 and consistent with the seller’s compensation after the acquisition of ARL, and  suggests future payments will be additional consideration rather than compensation.  There are no employment agreements locking the seller into employment, or guaranteeing his salary for any period of time.

3)  Linkage to the valuation of ARL and purchase price –  The initial purchase of ARL was based on a multiple of EBITDA and with the initial payment of $1.59 million of cash paid.  This is considered the purchase price floor, with the purchase price ceiling considered as the initial cash payment plus the earn-out.  EITF 95-08 states that such an arrangement verifies the fair value of an acquired company within a defined range and the earnout is additional purchase price consideration.

Prospectively, we will revise our disclosure to address the Staff’s comment related to this matter, such as:

On December 18, 2008, the Company completed the acquisition of a 60% membership interest in ARL for $1.59 million.  In addition, the prior shareholder of ARL can receive up to an additional $2.9 million in cash consideration if ARL achieves certain revenue and earnings goals through 2012.  No additional consideration was earned during 2009 and therefore only $2.2 million remains available to be earned.  Should the revenue and earnings goals be achieved for the period through 2012 the cash consideration payments would be recorded as additional purchase consideration in the year earned in accordance with EITF 95-8 and paragraph 34 of SFAS No. 141.

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Note 6.  Related Party Transactions

Comment #4.

Per your footnote disclosure, your company holds an investment of approximately $130,000 in American Inter-Fidelity Exchange ("AIFE"), which is one of the providers of auto liability and cargo insurance to several of your company's subsidiaries. We note that you account for this investment under the cost method, as your subsidiaries do not exercise control over the operations of AIFE. However, we also note that (1) losses incurred by AIFE may be allocated to its policyholders based upon each policyholder's premium payments as a percentage of the total premiums payments received by AIFE and (II). your subsidiaries currently account for the majority of the premiums of AIFE. In this regard, please tell us what consideration was given to your exposure to the absorption of the majority of AIFE's losses when determining that it is appropriate to account for your investment in AIFE under the cost method. As part of your response, also tell us and, as appropriate, disclose (i) the percentage of AIFE's equity interest that is owned by your company, (ii) the underlying reasons for the arrangement that allows AIFE to allocate its losses amongst its policyholders, (iii) whether all losses incurred by AIFE are allocable to policy holders, and (iv) the specific circumstances under which allocation of losses may be expected.

Response:

(i) What is the percentage of AIFE’s equity interest that is owned by your company

Response

AIFE does not have “owners” in the traditional sense.  It is a “reciprocal” insurance company organized under Indiana law, more akin to a cooperative or mutual. A reciprocal is an unincorporated aggregation of companies (called subscribers) who exchange insurance through an attorney-in-fact (an agent authorized by the subscribers to act on the subscribers’ behalf). Each subscriber is therefore both an insurer and an insured. Each subscriber executes an identical agreement empowering the attorney-in-fact to assume, on the subscriber’s behalf, an underwriting liability on policies covering risks of the other subscribers. The subscriber assumes no liability as an underwriter on policies covering its own risk; the subscriber’s liability is several and not joint and is limited by the terms of the subscriber agreement.

AIFE’s surplus has not been assigned to or tracked by individual subscriber. Thus, US1’s equity interest has not been determined and, therefore, the Company accounts for its investment in AIFE under the cost method.

(ii)  The underlying reasons for the arrangement that allows AIFE to allocate its losses amongst its policyholders

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Response

Losses are allocated by contract to individual subscribers in the year AIFE incurs a loss, which is pursuant to the attorney in fact (subscribers) agreement.  A reciprocal can only operate pursuant to such an agreement.

(iii)  Whether all losses incurred by AIFE are allocable to policy holders

Response

Losses are only allocated if AIFE suffers a net loss that threatens the solvency of the exchange.

(iv)  The specific circumstances under which allocation of losses may be expected.  We view the chances of this occurring as remote.

Response

We would only expect an allocation of losses if AIFE came close to insolvency, and its Board of Directors, or the Indiana Commissioner of Insurance so ordered.  We view the chances of this occurring as remote.

Schedule II

Comment #5.

Please refer to your MD&A disclosure regarding your critical accounting policies and estimates pertaining to the recognition of allowances for doubtful accounts. Per your disclosure, you review the components of your other receivables balance and write-off specifically identified amounts that you believe to be uncollectible. In this regard, please expand Schedule II to provide details regarding your charges for and/or write-offs of uncollectible other receivables. Alternatively, tell us why you do not believe such disclosure is necessary. In addition, please consider whether it would be appropriate to expand Schedule II to provide similar disclosure related to your outstanding notes receivables.

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Response:

Prospectively, we will revise our disclosure in Schedule II to address the Staff’s comment related to this matter, such as:

Valuation and Qualifying Accounts
Years Ended December 31, 2007, 2008, and 2009

Schedule II

	Balance at Beginning of Year	Charged to Costs and Expenses		Write-Offs, Retirements & (Recoveries)	Balance at End of Year
Description

Year Ended December 31, 2007

Allowance for Doubtful Accounts Receivable	$992,000	$505,205		$260,205	$1,237,000
Allowance for Doubtful Other Receivables	-	$191,795		$(20,658)	$212,453

Valuation Reserve for Deferred	$2,210,924	$(1,019,812	) (1)	$-	$1,191,112
Taxes

Year Ended December 31, 2008

Allowance for Doubtful Accounts Receivable	$1,237,000	$1,529,678		$1,406,678 (2)	$1,360,000
Allowance for Doubtful Other Receivables	$212,453	$290,322		$(6,634)	$509,409

Valuation Reserve for Deferred	$1,191,112	$(1,191,112	) (1)	$-	$-
Taxes

Year Ended December 31, 2009

Allowance for Doubtful Accounts Receivable	$1,360,000	$881,055		$1,094,055	$1,147,000
Allowance for Doubtful Other Receivables	$509,409	$208,945		$718,354	$-

Comment #6.

Please refer to your disclosure on page 12 regarding the income and losses attributable to non-controlling interests for the six-month periods ended June 30, 2010 and 2009. Based upon the significant increase in the amount of income allocated to non-controlling interests for fiscal year 2010, as well as the fact that costs for purchased transportation, commissions, and insurance typically represent such a substantial percentage of your earned revenue.  It appears that the combined revenue generated by ARL Transport LLC, Carolina National Transportation, LLC and US 1 Logistics LLC (i.e., your "majority owned subsidiaries") for the six-month period ended June 30, 2010 may have increased materially, as compared to combined revenue generated by those entities for the six-month period ended June 30, 2009. In addition, it appears that the increase in revenue generated by your three majority-owned subsidiaries (i.e., on a combined basis) may be significantly disproportionate to the change in revenue recognized by your other subsidiaries (i.e., your "wholly-owned subsidiaries"). Furthermore, given that variable costs are such a significant percentage of the total costs recognized by your subsidiaries and typically remain relatively consistent as a percentage of revenue, it appears that the three majority-owned subsidiaries may have (1) realized a substantially greater improvement in operating performance than your wholly-owned subsidiaries and (II) may have accounted for the majority, if not all, of the increase in the reported "Net income (loss) before non-controlling interest" for the six-month period ended June 30, 2010, as compared to the six-month period ended June 30, 2009. Given the observations cited above, please consider whether it would be appropriate for your MD&A disclosure to specifically discuss the factors that resulted in the significant improvement in your majority-owned subsidiaries' revenues and operating performance. Furthermore, consider whether it would be appropriate for your MD&A disclosure regarding revenue and certain expenses, such as purchased transportation and commissions, to quantify the specific impact of changes in the amounts recognized by these majority-owned subsidiaries. Please revise your disclosure or advise. In addition, provide your proposed expanded disclosure as part of your response.

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Response:

The results of our majority owned operations did improve disproportionately to the overall operating results of the Company in 2010. This was primarily due to the following unusual factors that occurred in 2009:

•
The Company acquired ARL at December 31, 2008 as the business was experiencing  a deterioration in operating results due to the overall decline in the economy. Throughout 2009 management focused on improving the operations of ARL, which has resulted in continued improvement of its operations in 2010

•
The Company found a defalcation of accounts receivable at a majority owned subsidiary in the second quarter of 2009 which resulted in a write off of receivables of approximately $500,000 and the payment of related commissions of $400,000. This did not recur in 2010.

Prospectively, we will revise our M,D&A disclosure to address the Staff’s comment related to this matter, such as:

The Company's operating revenues increased by $10.8 million to $100.1 million for the six months ended June 30, 2010 from $89.2 million for the same period in 2009.  This is an increase of 12.1%. The increase is primarily attributable to the increase of load activity at several of the Company’s locations, which we believe is attributable to an improvement of the general economy.  The Company’s majority owned operations (ARL, Carolina National, and US1 Logistics) saw revenues increase by $11.9 million to $62.7 million for the six months ended June 30, 2010 from $50.8 million for the same period in 2009.  This is an increase of 23.4%.  The increase is primarily attributable to an increase in load activity at several of the majority owned operations locations as well as several new agent office locations.

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Purchased transportation and commission expense generally increase or decrease in proportion to the revenue generated through independent contractors.  Many agents negotiate a combined percentage payable for purchased transportation and commission.  Purchased transportation and commission together increased 1.9% as a percentage of revenue for the six months ended June 30, 2010 from the same period of time in 2009.  Purchased transportation expense increased 0.8% as a percentage of operating revenue from 68.4% for the six months ended June 30, 2009 to 69.2% for the six months ended June 30, 2010.  The mix between the amounts of purchased transportation paid versus commissions paid may vary slightly based on agent negotiations with independent owner operators.  In addition, pay on certain types of revenue may be higher than for other types of revenue.  Thus a change in the mix of revenue can cause some variation in the percent paid out for purchased transportation and commission.  However, in total, commissions and purchased transportation would typically be expected to remain relatively consistent as a percentage of revenue.  Commission expense increased 1.1% as a percentage of operating revenue from 13.8% for the six months ended June 30, 2009 to 14.9% for the six months ended June 30, 2010.  The increase in purchased transportation and commissions is the result of increased brokerage activity at one of the Company’s operations.  Brokered loads pay a higher percentage of purchased transportation and commission as carriers are responsible for paying their own liability insurance.  The purchased transportation and commission expense at the Company’s majority owned operations decreased from 87.1% to 86.6% for 2010 and 2009 respectively.  2009 included a commission expense of $0.4 million related to a defalcation at one of the Company’s majority owned operations, this was one time expense.

Salaries expense is not directly variable with revenue and has decreased $2.2 million for the six months ended June 30, 2010 compared to the same period of time in 2009.  This decrease in salaries expense is primarily attributable to subsidiaries of the Company that have closed offices and restructured the workloads in order to cut costs.  Salaries expense decreased 3.1% as a percentage of operating revenue from 9.2% for the six months ended June 30, 2009 to 6.1% for the six months ended June 30, 2010.  Salaries expense at the Companies majority owned operations decreased 2.3% as a percentage of operating revenue from 5.4% for the six months ended June 30, 2009 to 3.2% for the six months ended June 30, 2010.  This decrease in salaries expense is primarily attributable to majority owned subsidiaries of the Company that have closed offices and restructured the workloads in order to cut costs.

Other operating expenses decreased to 4.6% of revenue for the six months ended June 30, 2010 from 6.2% of revenue for the six months ended June 30, 2009.  The Company experienced a defalcation related to accounts receivable which resulted in an increase in the Company’s bad debt expense of approximately $0.5 million during the first six months of 2009. There was no such defalcation related expenses during the first six months of 2010.  In addition, the Company experienced a decrease in depreciation and amortization expense for the first six months of 2010 related to the deconsolidation of Stoops Ferry.  The defalcation and decrease in depreciation and amortization noted above were reflected in the performance of the Companies majority owned subsidiaries which is a partial reflection of the improved operating performance of those subsidiaries.

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Per your request, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have questions about any of the Company's responses or have additional comments, please feel free to contact me at 219-476-1322.

Sincerely,

Harold Antonson

US1 Industries, Inc.

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